Exhibit 12(d)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2014	2013	2012
Earnings, as defined:
Income Before Income Taxes	$329	$299	$272	$257	$192

Total fixed charges as below	76	61	51	36	44

Total earnings	$405	$360	$323	$293	$236

Fixed charges, as defined:
Interest charges (a) (b)	$71	$57	$49	$34	$42
Estimated interest component of operating rentals	5	4	2	2	2

Total fixed charges	$76	$61	$51	$36	$44

Ratio of earnings to fixed charges	5.3	5.9	6.3	8.1	5.4

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(b)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.